SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: January, 2002                  Commission File Number: 1-12384

                               SUNCOR ENERGY INC.
                              (Name of Registrant)

                               112-4th Avenue S.W.
                                   P.O. Box 38
                                Calgary, Alberta
                                 Canada T2P 2V5
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      Form 20-F             Form 40-F   X
                                ------                -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                             Yes            No   X
                                 -----         -----


If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                      NOTE

This Form 6-K is incorporated by reference into the Registration Statement on Form F-10 of Suncor Energy Inc. (Registration No. 333-14242).

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                                     EXHIBIT


Exhibit         Description of Exhibit                                      Page
-------         ----------------------                                      ----

  1            Consent of Gilbert Laustsen Jung Associates Ltd.             4
               dated January 23, 2002

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